EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE
MAGAL ANNOUNCES A TOTAL OF $8 MILLION
IN RECENT ORDERS FROM EAST AFRICA
YEHUD, Israel – October 7, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced that it has received approximately $8 million in orders from East Africa over the past several months. A large portion of these are recurring revenues related to the servicing of sensors protecting the perimeter of a key seaport in the region for a customer that Magal has worked with over many years.  Delivery of these orders has started and will continue over the coming few quarters.
Mr. Dror Sharon, CEO of Magal, commented: “We are proud of these significant orders in the region, the large portion of which were recurring and with a customer that continues to work with Magal over many years. This demonstrates their satisfaction with the performance of our products as well as the ongoing service that we provide. Furthermore, Africa remains an important and growing market for Magal, where security and the protection of critical infrastructure is becoming ever more important. We have identified seaport protection as a key growth vertical for Magal in the coming years, and we are very pleased with the recent improvement in our momentum in this segment.”

About Magal
Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Since 1969, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under some of the most challenging conditions.
For more information:
Magal Security Systems Ltd. Dror Sharon, CEO Tel: +972 3 539 1421 Assistant: Ms. Diane Hill E-mail: dianeh@magal-s3.com	GK Investor & Public Relations Gavriel Frohwein Tel: (US) +1-646-688-3559 E-mail: magal@gkir.com